Exhibit 14.1

CODE OF CONDUCT

1.	Our Code’s Purpose

A.	What Is Our Code?

Vaxart, Inc.’s (the “Company”, “Vaxart”, “we”, “us”, or “our”) Code of Business Conduct and Ethics (the “Code”) provides a framework to ensure that everything we do is of the highest standard of principled business behavior. As professional individuals, we must do not only what is legal, but also what is right. This Code provides a reference to guide us if we have questions during any part of our process.

B.	Who Is Covered?

Our Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers, and employees of Vaxart and its subsidiaries. We also expect our agents and representatives, including consultants, to observe the same high standards when conducting business with and for Vaxart.

C.	What Are The Expectations?

We expect everyone to read this Code, abide by this Code, and seek to avoid even the appearance of improper behavior. If you violate the standards in our Code, you may be subject to disciplinary action, up to and including immediate termination of employment with or service for the Company. Nothing in our Code modifies our at-will employment relationship, which may only be modified in an express written agreement signed by the employee and Vaxart’s Chief Executive Officer or General Counsel.

D.	Why Do We Have Our Code?

Our Code seeks to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the U.S. Securities and Exchange Commission (“SEC”) and other Regulatory Agencies as required by law and in other public communications;

●	compliance with applicable laws, rules, and regulations;

●	prompt internal reporting of Code violations to appropriate personnel; and

●	accountability for ethical conduct.

2.	Marketplace Standards

A.	Making Good Decisions: Laws and Regulations

Our Code cannot cover every possible situation or activity, but it provides assistance to you in engaging in lawful and ethical conduct. Laws and regulations can sometimes be complex and difficult to interpret. Although you are not expected to understand every detail of the laws and regulations that apply to you, it is important to know enough to determine when to seek advice from managers or other appropriate personnel, including our General Counsel.

We are committed to continuously reviewing and updating our policies and procedures to always ensure best practices and adherence to the ethics of our industry. Therefore, our Code may be modified in the future and you will be notified of any significant modifications.

In addition, we interact with healthcare professionals and organizations on many levels, through our clinical trials and consulting arrangements. We intend to comply with all laws that regulate our interactions with healthcare professionals and organizations.

B.	Public Disclosure of Information

Vaxart is required to disclose certain information in various reports filed with or submitted to the SEC. In addition, from time to time, Vaxart makes other public communications, such as issuing press releases or public presentations. No employee, officer, or director may make any such public disclosure without obtaining the required Company approvals. Vaxart expects all directors, officers, and employees who are involved in the preparation of SEC reports or other public documents to ensure that the information disclosed in those documents is full, fair, accurate, timely, and understandable.

If you ever believe that questionable financial reporting, accounting or auditing conduct or practices have occurred or are occurring, report those concerns to our Chief Executive Officer, General Counsel or Chair of the Audit Committee.

C.	Conflicts of Interest

A conflict of interest exists when personal interests interfere, conflict or appear to interfere or conflict in any way with the interests of Vaxart. Conflicts of interest may not always be clear, so if you have a question, you should consult with your manager or our Chief Executive Officer, Chief Financial Officer, or General Counsel. If you become aware of a conflict or potential conflict, you should bring it to the attention of your manager or other appropriate personnel or consult the Compliance Procedures section of this Code.

Conflicts of interest are generally prohibited. In rare instances, a conflict of interest waiver (in writing) may be granted to an employee by our Chief Executive Officer, Chief Financial Officer, or General Counsel. A director, executive officer, or member of our executive team may be granted a waiver with the written consent of the Board of Directors of Vaxart (the “Board of Directors”).

It is impossible to list all of the different types of potential conflicts of interest that can arise, but here are some examples that you must disclose to Vaxart’s senior management for their consideration:

●	When you or a family member receive personal benefits as a result of your position at Vaxart.

●	Acting as an employee, consultant, officer, or director of a competitor, business partner, supplier, or customer of Vaxart.

●	Investing in or owning a financial interest in a competitor, business partner, supplier, or customer of Vaxart. The following factors may prohibit such an investment:

o	the size and nature of the investment;

o	your ability to influence decisions of Vaxart or of the other company; and

o	the nature of the relationship between Vaxart and the other company.

●	Conducting Vaxart business with an immediate family member or someone who shares your household, or with a business that such person is associated with in any significant role.

o	*Immediate family members include a person’s spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships and in-laws.

D.	Responsible Communications and Social Media Use

Vaxart is dedicated to communicating with the public honestly and responsibly. Social media is a tool that can build positive relationships if used correctly yet cause irreparable harm if abused.

Only authorized individuals may use social media accounts that are owned by Vaxart. You are not prevented from personal social media activities that are protected under the law, but good judgment and common sense must be used at all times. When using social media, abide by Vaxart’s Social Media Policy.

E.	Corporate Opportunities

All employees, officers, and directors have a duty to advance the legitimate interests of Vaxart. Because of this:

●	You may not take for yourself any opportunity that is discovered, in whole or in part, through the use of corporate property, information, or position without the informed prior consent of the Board.

●	You may not use corporate property or information obtained through your position with Vaxart for improper personal gain.

●	You may not compete with Vaxart directly or indirectly.

F.	Competition and Fair Dealing

Vaxart intends to be a leader in its industry while using fair and honest business practices. Using or disclosing, or encouraging others to use or disclose, other companies’ proprietary, confidential, or trade secret information without the owner’s prior consent is strictly prohibited. Any theft or misappropriation of such information is also strictly prohibited. You should endeavor to respect the rights of and deal fairly with Vaxart’s competitors, business partners, suppliers, and customers.

G.	Insider Trading

Securities laws and insider trading violations are taken very seriously. It is extremely important that you understand the general rules and standards surrounding securities transactions, which are explained in our Insider Trading Policy. You are required to read and abide by our Insider Trading Policy.

H.	Gifts

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, and not to gain an unfair advantage with customers or other business partners. No gift or entertainment to or from a vendor, customer, or business partner, should ever be offered, given, provided, or accepted by you unless it:

●	is not a cash gift;

●	is consistent with customary business practices;

●	is not excessive in value;

●	cannot be construed as a bribe or payoff;

●	does not violate any laws or regulations; and

●	will not influence your business judgement to act in the best interests of the Company.

Accepting or providing gifts of more than the value set forth in the Employee Handbook must be approved in writing by the General Counsel or other company designee.

There are additional restrictions regarding gifts to government personnel, as described in the Prevention of Corruption section of this Code. If you are ever uncertain about giving or accepting any gifts or proposed gifts, please discuss your concerns with your manager or Vaxart’s General Counsel for clarification.

I.	Protecting the Environment

Vaxart is committed to respecting and protecting the environment in all locations where we conduct our business. In maintaining our environmental policies and practices, our potential impact on climate change will be considered at all levels of the Company, including our Board and senior management.

We will seek to work with suppliers, vendors, and business partners who hold themselves to high environmental standards. We will respond honestly and completely to any questions or concerns about our environmental practices and the impact of our operations on the environment.

J.	Prevention of Corruption

Vaxart prohibits bribery and corruption in any form, anywhere in the world. Our employees, directors, officers, and contractors do not offer or accept bribes from anyone.

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

Entering into any business arrangement with government officials, including for consulting or spokesperson work, requires prior review by our General Counsel.

The definition of a government official is broad and can include individuals who are employed by any public entity or institution or who perform any official acts on behalf of a government, regardless of status or seniority. Government officials also can include officers or employees of state-owned or controlled companies, such as a doctor in a state-owned hospital, and employees of public international organizations such as the World Health Organization.

In addition, the U.S. government has many laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. Promising, offering or giving a gift, favor or other gratuity to an official or employee of the U.S. government would not only violate this Code, but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

Compliance with our anti-bribery and anti-corruption policies is monitored at all levels of the company, including by the Board and senior management. Our Chief Financial Officer or General Counsel can provide guidance if you have any questions or concerns about whether a certain action could be considered bribery or corruption.

Anti-Corruption Basics:

●	Never offer or accept a payment, item or other benefit from anyone if it could be perceived as a bribe.

●	Never conceal or attempt to conceal a payment.

●	Conduct appropriate due diligence with Vaxart’s General Counsel or legal department, if appropriate, before engaging with third parties.

●	Oversee business partners carefully, making sure that their actions comply with our policies.

●	Record all transactions and payments promptly and in accordance with Vaxart’s accounting policies and procedures.

3.	Workplace Standards

A.	Employment Policy

Unless otherwise agreed to in writing, employees are employed by Vaxart on an at-will basis. At-will employment generally means that employment is not guaranteed for any particular amount of time and both you and Vaxart are free to terminate the employment relationship, with or without cause, at any time.

B.	Discrimination, Harassment, and Retaliation

The diversity of Vaxart’s employees is an integral asset to our business and culture. Vaxart is firmly committed to providing equal opportunity in all aspects of employment and to aim for appropriate representation of gender, race, and ethnicity at every level of our Company, including our Board, senior management, and all employees.

We will not tolerate any discrimination, harassment, or retaliation of any kind, including any such actions based on gender, race, disability, ethnicity, nationality, religion, sexual orientation, or gender identity or expression.

Equal opportunity is part of our respectful workplace and, as such, employment-related decisions are never based on age, marital status, gender, race, ethnicity, nationality, religion, sexual orientation, gender identity or expression, or any other characteristic protected by law. Equal opportunity applies to all employment practices, including recruiting, hiring, compensation, performance reviews, training and development, promotions, and other terms and conditions of employment.

All directors, officers, and employees are required to treat colleagues professionally and with dignity and respect — this is a critical element of our business and culture. Vaxart does not tolerate abuse or harassment of any kind. Harassment can come in many forms, and it includes any unwelcome behavior that makes someone feel uncomfortable or disrespected. Harassment often leads to poor performance — both by the Company as a whole and individual employees. All complaints of harassment will be investigated promptly and discreetly. Vaxart prohibits retaliation for reports of misconduct that are made in good faith.

C.	Health and Safety

Vaxart strives to provide its employees with a safe and healthy work environment. You are responsible for helping to maintain a safe and healthy workplace for all employees by following safety and health rules and immediately reporting accidents, injuries and unsafe equipment, practices, or conditions. Nothing, including urgent business needs or cost concerns, justifies failing to follow Vaxart’s policies and procedures with respect to environment, health, and safety.

Violence and threatening behavior are not permitted. Employees must report to work in condition to perform their duties, free from the influence of alcohol or illegal drugs. The abuse of alcohol or illegal drugs in the workplace will not be tolerated and may result in the termination of your employment.

Good Workplace Practices:

●	Always treat one another respectfully and appropriately.

●	Be mindful of all differences and avoid any topic or conversation that could make someone else uncomfortable.

●	Speak up if you feel harassed or believe someone else has been harassed.

●	Never take shortcuts or use poor judgment regarding health or safety.

D.	Labor Practices

Upholding human rights reflects our dedication to ethical business and labor practices. Vaxart is committed to protecting the rights of minority groups and women.

Vaxart is committed to providing all employees with fair and competitive wages as compensation for high performance conducted in accordance with our Company values. We comply with all applicable wage and labor laws. If we become aware of suppliers, vendors, or business partners who engage in illegal or unethical human rights practices that violate our standards, including the use of child labor, forced labor, or human trafficking, we will terminate our relationship with those suppliers, vendors, or business partners. We believe the actions of those parties are a reflection on our ethics. If you believe any party we do business with is violating our labor or human rights standards, please notify our Chief Executive Officer, Chief Financial Officer, or General Counsel immediately.

E.	Confidentiality

Information, including products, materials, ideas, and concepts are important assets to Vaxart. Our assets enable us to produce the best possible therapies to improve the lives of patients. They give us a competitive advantage and must be protected.

You must maintain the confidentiality of confidential information entrusted to you by Vaxart and its business partners, suppliers, and customers, except when disclosure is authorized by our established written policies, Chief Financial Officer or General Counsel, or as required by laws or regulations.

Confidential information includes all non-public information that might be of use to competitors or harmful to Vaxart or our business partners, suppliers, or customers if disclosed. Confidential information includes information that business partners, suppliers, and customers have entrusted to us.

The obligation to preserve confidential information continues even after employment or service ends. Every employee is required to sign an agreement that ensures the protection of confidential information in accordance with this Code at the start of employment.

F.	Record Keeping

Vaxart requires honest and accurate recording and reporting of information to make responsible business decisions and to comply with the law. We are committed to transparency with our stockholders, the general public, and the patients and the families we ultimately serve.

Vigilance is required to prevent fraud, inaccuracies, and misleading information. Good records management affects everything we do — from reporting of hours worked to expense accounts to maintenance of business records.

Critical duties of good record keeping include:

●	Always report the true and actual number of hours worked.

●	Disclose any transaction or arrangement that relates to or arises out of your professional relationship with Vaxart.

●	Be responsible, diligent, and accurate with business expense accounts, including understanding what is reimbursable, according to Vaxart’s policies.

●	Always be accurate when creating financial entries.

●	Unrecorded or “off the books” funds or assets should not be maintained.

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Business records and communications often become public, and you should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This also applies to e-mail, social media, internal memos, and formal reports.

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Records should always be retained or destroyed according to Vaxart’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult Vaxart’s Genera; Counsel, Chief Executive Officer, or Chief Financial Officer.

G.	Protection and Proper Use of Assets

We always protect our physical, informational, and financial assets from theft or misuse. By protecting Vaxart’s assets and using them efficiently, we are putting the patients and families we serve first. Any suspected incident of fraud or theft must be reported immediately for investigation.

Vaxart’s assets generally include the company’s cash, property (both physical and intellectual property), and ideas (both patentable and unpatentable ideals). Some rules to follow to safeguard the company’s assets include:

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Keep personal devices and laptops safe at all times and do not use them for non-company business, though limited incidental personal use is permitted if it does not interfere with your job duties or put the Company at risk.

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Protect all proprietary information, which includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business plans, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of such information would violate this Code and could also be illegal and result in civil or criminal penalties.

H.	Intellectual Property

We are all responsible for protecting the intellectual property of Vaxart and the intellectual property of others that we learn about through our work. Some basic rules and responsibilities regarding intellectual property include:

●	Every invention, patent application, and all resulting patent rights for any invention you create during your employment and in your role at Vaxart is the property of Vaxart.

●	You must promptly disclose inventions to the Chief Executive Officer, Chief Scientific Officer, Chief Technology Officer, or General Counsel.

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Inventions include, but are not limited to, new product candidates, product components, manufacturing processes, devices, designs, methods, parts and systems, and any improvements to these types of technologies.

●	Always ask your manager or a member of Vaxart’s legal department if you are unsure if something is intellectual property or should be treated as intellectual property.

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Immediately report to the Chief Executive Officer, Chief Financial Officer, or General Counsel any concerns you might have about Vaxart intellectual property being at risk or the use of third-party intellectual property.

4.	Reporting Standards

A.    Reporting Illegal or Unethical Behavior

You are strongly encouraged to promptly talk to our Chief Executive Officer, Chief Financial Officer, or General Counsel about observed illegal or unethical behavior, including any violations of our Code, or when in doubt about the best course of action in a particular situation. Vaxart does not allow retaliation for reports of misconduct by others made in good faith by employees. You are expected to cooperate in any internal investigation of potential misconduct.

If you have information regarding possible violations of state or federal statutes, rules, or regulations, or violations of fiduciary responsibility by the Company, we encourage you to report it immediately to your manager or to the CEO or to the Chair of the Audit Committee. You may, on an anonymous basis, submit a good-faith concern regarding observed illegal or unethical behavior or questionable accounting or auditing matters without fear of dismissal or retaliation of any kind. To submit an anonymous report, you may call Vaxart’s Reporting Hotline at (844) 990-0002, which is confidential and where the identity of the caller remains anonymous. You can also contact the California State Attorney General’s Whistleblower Hotline at (800) 952-5225. The Attorney General will refer your call to the appropriate government authority for review and possible investigation.

B.    Compliance Procedures

We must all work to ensure prompt and consistent action against violations of our Code and other policies. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. If you believe a violation has occurred, please refer to the process described above in “Reporting Illegal or Unethical Behavior.” Keep the following steps in mind:

●	Make sure you have all the facts. To reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? These questions will enable you to focus on the specific issue you are faced with and the alternatives you have. Use your best judgment and common sense. If something seems unethical or improper, it probably is.

●	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your manager. This is the basic guidance for all situations. In any cases, your manager will be more knowledgeable about the question and will appreciate being brought into the decision-making process.

In any event, seek help from Vaxart’s diverse resources. In the rare case where it may not be appropriate to discuss an issue with your manager or where you do not feel comfortable approaching your manager with your question, discuss it with Vaxart’s Chief Financial Officer, General Counsel, or head of Human Resources.

5.	Publication of the Code of Conduct; Amendments and Waivers of the Code of Conduct

The most current version of this Code will be posted and maintained on the Company’s website. The Company’s Annual Report on Form 10-K shall disclose that the Code is maintained on the website and shall disclose that substantive amendments and waivers will also be posted on the Company’s website.

Any amendment of this Code may only be made by the Board after receiving a recommendation from the Audit Committee of Vaxart. Any waiver of this Code (i.e., a material departure from the requirements of any provision) applicable to or directed at officers or directors may only be made by the Board. Any substantive amendment to the Code applicable to or directed at officers or directors, or any waiver as described in the previous sentence, will be disclosed within 4 business days of such action (a) on the Company’s website for a period of not less than 12 months or (b) in a Form 8-K filed with the SEC. Such disclosure shall include the reasons for any waiver. The Company shall retain the disclosure relating to any such amendment or waiver for a period of not less than 5 years.

Amended and Restated by the Board of Directors of Vaxart, Inc. on May 2, 2023.

FORM OF

ACKNOWLEDGMENT OF RECEIPT AND REVIEW

I, _______________________, acknowledge that I have received and read a copy of the Vaxart, Inc. Code of Conduct (the “Code”). I understand the contents of the Code, and I agree to comply with the policies and procedures set out in the Code.

I understand that I should approach the General Counsel or, if the Company does not then have a General Counsel, the Company’s principal executive, financial, or accounting officer, if I have any questions about the Code generally or any questions about reporting a suspected conflict of interest or other violation of the Code.

Signature

Name

Date:

Sample Form of Vaxart, Inc. Code of Conduct Acknowledgement of Receipt and Review